UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____1____)*

Aziyo Biologics, Inc.

(Name of Issuer)

Class A Common Stock, $ 0.01 par value

(Title of Class of Securities)

05479K106

(CUSIP Number)

Endurant Capital Management LP
66 Bovet Road, Suite 353
San Mateo, CA 94402
650-539-5905

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/31/2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05479K106	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Endurant Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 1,075,640
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 1,075,640

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,640
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.69%
12.	TYPE OF REPORTING PERSON (see instructions) OO, IA

CUSIP No. 05479K106	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quang Minh Pham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 1,075,640
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 1,075,640

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,640
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.69%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 05479K106	13G

Item 1.

(a)	Name of Issuer Aziyo Biologics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 12510 Prosperity Drive, Suite 370 Silver Spring, MD 20904

Item 2.

(a)	Name of Person Filing
Endurant Capital Management ,LP, a Delaware limited partnership with respect to the shares of Class A Common Stock directly held by Endurant Health Fund LP (“Endurant Onshore”), Endurant Health Offshore Fund Ltd. (“Endurant Offshore”), Endurant Fund Master LP (“Endurant Master” and together with Endurant Onshore and Endurant Offshore, the “Endurant Investment Funds”), Molecule Master, LP, One Oak Multi-Strategy Master Fund, Ltd. and PM Manager Fund, SPC, (the “Endurant Sub-Advised Funds”);

Mr. Quang Minh Pham, as managing member of Endurant Capital Management LP, with respect to the Class A Common Stock directly held by each of the Endurant Investment Funds and Endurant Sub-Advised Funds.

Endurant Capital Management LP serves as the investment manager to, and has investment discretion over the securities held by, the Endurant Investment Funds and the Endurant Sub-Advised funds. Mr. Quang Minh Pham is the only managing member of Endurant Capital Management LP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Stock reported herein.

(b)	Address of the Principal Office or, if none, residence 66 Bovet Road, Suite 353 San Mateo, CA 94402

(c)	Citizenship Endurant Capital Management LP is a limited partnership organized under the laws of the State of Delaware. Mr. Quang Minh Pham is a United States citizen.

(d)	Title of Class of Securities Class A Common Stock, $0.01 par value

(e)	CUSIP Number 05479K106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,075,640

(b)	Percent of class: 11.69%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote .

	(ii)	Shared power to vote or to direct the vote 1,075,640.

	(iii)	Sole power to dispose or to direct the disposition of .

	(iv)	Shared power to dispose or to direct the disposition of 1,075,640.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05479K106	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TBD Date

/s/ Quang Minh Pham Signature

Quang Minh Pham - Managing Member Name/Title